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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)
                                (Amendment No. 3)
                            Avis Group Holdings, Inc.
                              (Name of the Issuer)


                            Avis Group Holdings, Inc.
                               Cendant Corporation
                                 PHH Corporation
                      (Name of Person(s) Filing Statement)


                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    05379010
                      (CUSIP Number of Class of Securities)
                              --------------------


          Avis Group Holdings, Inc.             Cendant Corporation                  PHH Corporation
          900 Old Country Road                  9 West 57th Street                   6 Sylvan Way
          Garden City, New York  11530          37th Floor                           Parsippany, New Jersey  07054
          Telephone: (516) 222-3000             New York, New York  10019            Telephone: (973) 428-9700
                                                Telephone: (212) 413-1800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing
                                   Statement)


                                 with copies to:



John M. Reiss                       Richard E. Farley                   Patricia Moran
White & Case LLP                    Cahill Gordon & Reindel             Skadden, Arps, Slate, Meagher & Flom LLP
1155 Avenue of the Americas         80 Pine Street                      One Rodney Square
New York, New York 10036            New York, New York  10005           Wilmington, Delaware  19801
Telephone: (212) 819-8200           Telephone: (212) 701-3000           Telephone: (302) 651-3000

                              ---------------------


This statement is filed in connection with (check the appropriate box):
     a. |X|  The   filing   of   solicitation   materials   or   an  information
             statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. |_| The filing of a registration statement under the Securities Act of 1933.
     c. |_|  A tender offer.
     d. |_|  None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|
                              ---------------------



                            CALCULATION OF FILING FEE

------------------------------------------------------------ ---------------------------------------------------------
                  Transaction Valuation*                                      Amount of Filing Fee**
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                      $936,763,069                                                $187,352
------------------------------------------------------------ ---------------------------------------------------------


* The transaction valuation was based upon the sum of (a) the product of 25,708,652 shares of Class A Common Stock and the merger consideration of $33.00 per share and (b) the difference between $33.00 and the exercise price per share of Class A Common Stock of each of the 7,793,435 shares covered by outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


     Amount Previously Paid:     $187,352           Filing Party:   Avis Group Holdings, Inc.
     Form or Registration No.:   Schedule 14A       Date Filed:     November 28, 2000


                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION


     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Avis Group Holdings, Inc., a Delaware corporation ("Avis"), Cendant Corporation, a Delaware corporation ("Cendant") and PHH Corporation, a Maryland corporation and an indirect wholly-owned subsidiary of Cendant ("PHH Corporation"), in connection with the Agreement and Plan of Merger, dated as of November 11, 2000 (the "Merger Agreement"), by and among Avis, Cendant, PHH Corporation and Avis Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PHH Corporation ("Merger Sub"). If the Merger Agreement is adopted by Avis' stockholders, Merger Sub will merge with and into Avis (the "Merger") and each outstanding share of class A common stock, par value $.01 per share of Avis (the "Common Stock"), other than shares of Common Stock held by any subsidiary of Avis, held in Avis' treasury, held by Cendant or any subsidiary of Cendant or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $33.00 in cash.

     Concurrently with the filing of this Schedule 13E-3, Avis is filing a definitive proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to which the Avis board of directors is soliciting proxies from stockholders of Avis in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Item 1. Summary Term Sheet

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A
Item 1002

(a) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET - The Parties to the Transaction" is incorporated herein by reference. Avis is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Special Meeting", "INTRODUCTION" and "INTRODUCTION - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "INTRODUCTION - Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "INTRODUCTION - Dividends" is incorporated herein by reference.

(e)-(f) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" and "OTHER MATTERS - Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A
Item 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Parties to the Transaction", "INTRODUCTION - Voting Rights; Vote Required for Approval", "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" is incorporated herein by reference.

     On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International Inc., which merged with HFS Incorporated ("HFS") in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

     Except as set forth above in response to this item, during the last five years, none of Avis, Cendant, or PHH Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Avis. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Avis. Each person identified below is a United States citizen, except for Alun Cathcart who is a citizen of the United Kingdom. Unless indicated otherwise, each person's principal address is 900 Old Country Road, Garden City, New York 11530.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

W. Alun Cathcart              Director  of  Avis  since   September   1997.  Mr.
                              Cathcart has been  non-Executive  Chairman of Avis
                              Europe plc since  April 1, 1999.  From  January 1,
                              1999 until  April 1, 1999 Mr.  Cathcart  served as
                              Executive Chairman of Avis Europe plc, and for more than five years prior thereto Mr. Cathcart was Chairman and Chief Executive of Avis Europe plc. Mr. Cathcart's principal business address for the past five years has been Avis House, Park
                              Road, Bracknell, Berks, RG12 2 EW England.

Leonard S. Coleman,  Jr.      See description  under "Cendant".

Alfonse  M.  D'Amato          Director of Avis since June 1999. Sen. D'Amato has
                              been Managing Director of Park Strategies, a business consulting firm in New York City, since its formation in January 1999. From January 1981 until January 4, 1999, Sen. D'Amato served in the
                              United States Senate representing the State of New
                              York where he was Chairman of the Committee on Banking, Housing and Urban Affairs from 1995 until he left office. Mr. D'Amato's previous principal address was 101 Park Avenue, Suite 2508, New York,
                              New York 10178. Mr. D'Amato's current principal address is 101 Park Avenue, Suite 2506, New York,
                              New York 10178.

Martin L. Edelman             See description under  "Cendant."

Deborah L.  Harmon            Director of Avis since  September 1997. Ms. Harmon
                              has  been  a  principal   in  the  Office  of  the
                              President at JER Real Estate  Partners,  L.P.,  an
                              institutional,  private equity fund for investment
                              in  real  estate  assets,  since  1991.  Prior  to
                              joining  JER,  Ms.   Harmon   served  as  Managing
                              Director  of the  Real  Estate  Finance  Group  at
                              Banker's Trust Company. Ms. Harmon's principal business address for the past five years has been Office of the President, J.E. Robert Companies,
                              1650  Tysons  Boulevard,  Suite 1600,  McLean,  VA
                              22102.

Stephen P.  Holmes            See  description  under "Cendant."

Michael J.  Kennedy           Director of Avis since September 1997. Mr. Kennedy
                              has been an  attorney  with his own law firm since
                              1976. Mr. Kennedy's principal address for the past five years has been 425 Park Avenue, Suite 2600,
                              New York, NY 10022.

A.  Barry Rand                Chairman of the Board and Chief Executive  Officer
                              of Avis,  its car rental  subsidiary,  Avis Rent A
                              Car Systems,  Inc.  ("ARACS")  and its car leasing
                              and vehicle management  services  subsidiary,  PHH
                              Vehicle  Management  Services,  LLC,  ("PHH  VMS")
                              since  November  1999.  Prior  thereto,   he  held
                              various positions with Xerox Corporation  during a
                              30-year career including  Executive Vice President
                              for  Worldwide  Customer  Operations  from 1996 to
                              1999,    Executive    Vice     President--Business
                              Operations  from 1992 to 1996 and  President--U.S.
                              Operations  from  1986  to  1992.  Mr.  Rand  is a
                              director  of  Abbott  Laboratories,   which  files
                              reports pursuant to the Exchange Act. Mr. Rand's previous principal business address while at Xerox
                              Corporation  was  800  Longridge  Road,  Stamford,
                              Connecticut 06904. Mr. Rand's current principal business address is 900 Old Country Road, Garden
                              City, New York 11530.

F. Robert  Salerno            President and Chief Operating  Officer--Rental Car
                              Group of Avis since August 1999 and  President and
                              Chief  Operating  Officer of ARACS since  November
                              1996.  He has also been  serving as a Director  of
                              Avis since May 1997.  From November 1996 to August
                              1999,   Mr.   Salerno  was   President  and  Chief
                              Operating  Officer of Avis. From September 1995 to
                              November  1996,  Mr.  Salerno was  Executive  Vice
                              President  of  Operations  of  Avis,   Inc.,   the
                              predecessor of Avis, and ARACS.  From July 1990 to
                              September   1995,  Mr.  Salerno  was  Senior  Vice
                              President and General  Manager Rent A Car of Avis,
                              Inc. and ARACS. Mr. Salerno's principal business address for the past five years has been 900 Old
                              Country Road, Garden City, New York, 11530.

Kevin  M.   Sheehan           President--  Corporate  and  Business  Affairs and
                              Chief Financial Officer of Avis since August 1999,
                              a Director  of Avis since June 1999 and a Director
                              of Arval/PHH Holdings Ltd. since August 2000. From
                              December  1996 to  August  1999  Mr.  Sheehan  was
                              Executive  Vice  President  and  Chief   Financial
                              Officer  of Avis.  He has  also  been  serving  as
                              Executive  Vice  President  and  Chief   Financial
                              Officer of ARACS  since  December  1996 and of PHH
                              VMS  since  June  1999.  From  September  1996  to
                              September  1997,  Mr.  Sheehan  was a Senior  Vice
                              President of HFS.  From December 1994 to September
                              1996, Mr. Sheehan was Chief Financial  Officer for
                              STT Video  Partners,  a joint venture between Time
                              Warner, Telecommunications,  Inc., Sega of America
                              and HBO. Prior thereto, he was with Reliance Group
                              Holdings,  Inc., an insurance holding company, and
                              some of its affiliated companies for ten years and
                              was  involved  with the  formation  of the Spanish
                              language  television  network,   Telemundo  Group,
                              Inc.,  and from 1991  through 1994 was Senior Vice
                              President - Finance and Controller.  Mr. Sheehan's
                              previous   principal  business  address  while  at
                              Cendant  was 6 Sylvan Way,  Parsippany,  NJ 07054.
                              Mr. Sheehan's current principal business address is 900 Old Country Road, Garden City, New York
                              11530.

Mark  E.  Miller              President  and Chief  Operating  Officer - Vehicle
                              Management Services Group of Avis since June 1999, and a Director of Arval/PHH Holdings Ltd. since
                              August 2000. Mr. Miller has also been serving as President of PHH Corporation since July 1997. From
                              June 1994 to July 1997 Mr. Miller was President of
                              GE Capital Financial. Prior thereto, he was Senior
                              Vice President of World Travel Partners and held various strategic sales management positions with American Express Company. Mr. Miller's previous principal business address while at GE Capital
                              Financial  was 2180 South  1300  East,  Suite 600,
                              Salt Lake City, Utah 84106. Mr. Miller's current principal business address is 900 Old Country
                              Road, Garden City, New York 11530.

Thomas  J. Byrnes             Senior  Vice  President--Sales  of Avis and  ARACS
                              since  February  1998  and  Vice  President--Sales
                              North America for Avis or its predecessor and ARACS since 1987. Mr. Byrnes' principal business address is 900 Old Country Road, Garden City, New
                              York 11530.

Lawrence E. Kinder            Senior  Vice   President  and  Chief   Information
                              Officer of Avis since March 2000.  Mr.  Kinder has
                              also been  serving  as  Senior  Vice  President  -
                              Information    Technology   Services   and   Chief
                              Information   Officer  of  PHH  Corporation  since
                              October 1997. From September 1998 to November 1999
                              Mr. Kinder also served as Chief Operating  Officer
                              of PHH  Corporation.  From  August 1996 to October
                              1997 Mr.  Kinder  was Vice  President--Information
                              Technology  Services  of  PHH  Corporation.  Prior
                              thereto, he was a principal of American Management
                              Systems,  Inc. a systems and management consulting
                              firm which provided technology consulting services
                              to   Fortune   500   companies   and    government
                              organizations. Mr. Kinder's principal business address for the past five years has been 307
                              International Circle, Hunt Valley, Maryland 21030.

Michael P. Collins            Senior Vice  President of ARACS' field  operations
                              since June 1999 and General Manager of their international operations, from 1987 to June 1999.
                              Mr. Collins' principal business address for the past five years has been 900 Old Country Road, Garden City, New York 11530.

Richard S. Jacobson           Vice   President--Tax  of  Avis  and  ARACS  since
                              September  1998.  From  November 1997 until August
                              1998,  Mr.  Jacobson  was Staff Vice  President of
                              ARACS and for more than five years prior thereto he was employed by ARACS as Director of Corporate
                              Tax. Mr. Jacobson's principal business address for the past five years has been 900 Old Country Road, Garden City, New York 11530.

Gerard J. Kennell             Vice  President  and  Treasurer  of  Avis  or  its
                              predecessor  and ARACS since  February  1987.  Mr.
                              Kennell's principal business address for the past five years has been 900 Old Country Road, Garden
                              City, New York 11530.

James  A.  Keyes              Vice President--HR, Staffing and Diversity of Avis
                              since March 1999 and of ARACS since  January 1999.
                              From July 1997 until  December 1998, Mr. Keyes was
                              Vice President - Staffing,  Diversity & Management
                              Development   of  ARACS.   From  June  1993  until
                              December 1996, Mr. Keyes was Corporate Director of
                              Human   Relations   at  the  Dun  and   Bradstreet
                              Corporation.   Mr.   Keyes'   previous   principal
                              business address while at Dun and Bradstreet was 187 Danbury Road, Wilton, Connecticut 06897. Mr.
                              Keyes' current  principal  business address is 900
                              Old Country Road, Garden City, New York 11530.


Karen C. Sclafani             Vice  President,  General Counsel and Secretary of
                              Avis and ARACS since August 1998. From April 1990 until March 1997, Ms. Sclafani was Vice President,
                              Deputy General Counsel and Assistant  Secretary of
                              Avis, Inc. and ARACS. In March 1997 Ms. Sclafani was elected Vice President and Secretary of the Company. Ms. Sclafani's principal business address for the past five years has been 900 Old Country
                              Road, Garden City, New York 11530.

William  E.  Madison          Senior Vice  President  and Chief Human  Resources
                              Officer of Avis   since   June  2000.  From  June
                              1997 through  June  2000,  Mr.  Madison  was  Vice
                              President - Global  Human  Resources  Strategy and
                              President--U.S.  Region at E.I.  DuPont de Nemours
                              and Company.  Prior to his position at DuPont, Mr.
                              Madison was with Xerox  Corporation  for 24 years.
                              Mr. Madison's  previous  business address while at
                              E.I. DuPont de Nemours and Company was 1007 Market
                              Street, Wilmington,  Delaware 19898. Mr. Madison's
                              previous   business   address   while   at   Xerox
                              Corporation   was  100   Clinton   Avenue   South,
                              Rochester,  New York 14644 and 800 Longridge Road,
                              Stamford, Connecticut 06904. Mr. Madison's current principal business address is 900 Old Country
                              Road, Garden City, New York 11530.

Timothy M.  Shanley           Vice  President  and  Controller of Avis and ARACS
                              since  November   1996.   From  November  1989  to
                              November    1996,    Mr.    Shanley    was    Vice
                              President--Planning and Analysis of Avis, Inc. and
                              ARACS. Mr. Shanley's principal business address for the past five years has been 900 Old Country
                              Road, Garden City, New York 11530.

     To the knowledge of Avis, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Cendant. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Cendant. Each person identified below is a United States citizen, except for Brian Mulroney who is a citizen of Canada. Unless indicated otherwise, each person's principal address is 9 West 57th Street, New York, New York 10019.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Henry R. Silverman            President and Chief Executive Officer and Director
                              of Cendant since December 1997 and Chairman of the
                              Board of Directors  and Chairman of the  Executive
                              Committee  of the Board since July 28,  1998.  Mr.
                              Silverman is also an officer and/or  director of a
                              number of subsidiaries of Cendant.  Mr.  Silverman
                              was  Chairman  of  the  Board,   Chairman  of  the
                              Executive Committee and Chief Executive Officer of
                              HFS  from  May  1990  until  December  1997.  From
                              November 1994 until February  1996, Mr.  Silverman
                              also  served  as  Chairman  of the Board and Chief
                              Executive   Officer  of  Chartwell   Leisure  Inc.
                              ("Chartwell"). Mr. Silverman's principal business address is 9 West 57th Street, 37th Floor, New
                              York, New York 10019.

James E. Buckman              Vice  Chairman  since  November  1998 and  General
                              Counsel and a Director of Cendant  since  December
                              1997.  Mr.  Buckman  was a Senior  Executive  Vice
                              President  of  Cendant  from  December  1997 until
                              November   1998.   Mr.   Buckman  was  the  Senior
                              Executive Vice  President and General  Counsel and
                              Assistant  Secretary  of  HFS  from  May  1997  to
                              December 1997, a Director of HFS since June 1994 and was Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997. Mr. Buckman also serves as a director and officer of several subsidiaries of Cendant.
                              From November 1994 to February 1996, Mr. Buckman served as the Executive Vice President, General
                              Counsel and Secretary of Chartwell and until August 1996, he served as a Director of Chartwell.
                              Mr.  Buckman  also  serves  as a  Director  of PHH
                              Corporation, which files reports pursuant to the Exchange Act. Mr. Buckman's principal business address is 6 Sylvan Way, Parsippany, New Jersey
                              07054.

Stephen P. Holmes             Vice Chairman and Director of Cendant and Chairman
                              and Chief Executive Officer of the Travel Division
                              of Cendant  since  December  1997.  Mr. Holmes was
                              Vice  Chairman  of HFS from  September  1996 until
                              December  1997 and was a Director of HFS from June
                              1994 until December  1997.  From July 1990 through
                              September  1996,  Mr.  Holmes  served as Executive
                              Vice  President,  Treasurer  and  Chief  Financial
                              Officer  of  HFS.  Mr.  Holmes  also  serves  as a
                              director  and officer of several  subsidiaries  of
                              Cendant.  Mr. Holmes is a Director of Avis and PHH
                              Corporation.   Mr.  Holmes'   principal   business
                              address is 6 Sylvan  Way,  Parsippany,  New Jersey
                              07054.

Duncan H. Cocroft             Executive  Vice  President,  Treasurer  and Acting
                              Chief  Financial  Officer of Cendant since January
                              2001.  Treasurer,  Executive  Vice  President  and
                              Chief Financial  Officer of PHH Corporation  since
                              August  1999.  From  September  1997 until  August
                              1999,  Mr.  Cocroft  was Senior  Vice  President -
                              Chief     Administrative     Officer     of    KOS
                              Pharmaceuticals,    a   specialty   pharmaceutical
                              company that develops,  manufactures,  and markets
                              proprietary  pharmaceutical  products.  From  1990
                              until  1997,  Mr.  Cocroft  was Vice  President  -
                              Finance   and   Chief    Financial    Officer   of
                              International  Multifoods,  a  $2.5  billion  food
                              company with primary  operations in United States,
                              Canada,   Venezuela,  and  Mexico.  His  principal
                              business address is 6 Sylvan Way, Parsippany,  New
                              Jersey 07054.

Richard A. Smith              Chairman and Chief  Executive  Officer of the Real
                              Estate  Division of Cendant since  December  1997.
                              Mr.  Smith  was   President  of  the  Real  Estate
                              Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS
                              Incorporated  from  February 1992 to October 1996.
                              Mr. Smith's principal business address is 6 Sylvan
                              Way, Parsippany, New Jersey 07054.

John W. Chidsey               Chief  Executive  Officer of the Direct  Marketing
                              Division  since March 2000.  Mr. Chidsey was Chief
                              Executive  Officer  of  the  Diversified  Services
                              Division  from January 2000 until March 2000.  Mr.
                              Chidsey was Chairman and Chief  Executive  Officer
                              of the  Insurance/Wholesale  Division  of  Cendant
                              from November  1998 until  January 2000.  From May
                              1998 to November  1998,  Mr. Chidsey was President
                              and  Chief  Operating   Officer  of  the  Alliance
                              Marketing Division of Cendant.  From December 1997
                              to  May  1998,  Mr.  Chidsey  was  Executive  Vice
                              President,  Business Development of Cendant.  From
                              1995 to December 1997, Mr. Chidsey was Senior Vice
                              President,  Preferred  Alliance  Services for HFS.
                              Prior to joining  HFS,  Mr.  Chidsey was the Chief
                              Financial Officer at two divisions of PepsiCo Inc.
                              with     responsibilities     for    international
                              operations.   Mr.  Chidsey's   principal  business
                              address is 6 Sylvan  Way,  Parsippany,  New Jersey
                              07054.

Samuel L. Katz                Chief  Executive  Officer of the Cendant  Internet
                              Group  since  January  2000.  Mr.  Katz was Senior
                              Executive Vice President, Strategic Development of
                              Cendant from July 1999 to January 2000,  Executive
                              Vice President,  Strategic  Development from April
                              1998  until   January   2000,   and  Senior   Vice
                              President,  Acquisitions  from  December  1998  to
                              March 1998.  Mr.  Katz was Senior Vice  President,
                              Acquisitions  of HFS  from  January  1996 to April
                              1998. From June 1993 to December 1995, Mr. Katz was Vice President of Dickstein Partners Inc., a private investment firm. Mr. Katz is a Director of Specialty Catalog Corp. and NRT Incorporated. Mr.
                              Katz's  principal  business address is 9 West 57th
                              Street, 37th Floor, New York, New York 10019.

Martin Edelman                Director  of  Cendant  since  December  1997.  Mr.
                              Edelman was a Director of HFS from  November  1993
                              until  December  1997.  He has been a partner with
                              Battle Fowler, LLP, a New York City law firm, from
                              1972  through  1993 and since  January 1, 1994 has
                              been Of Counsel to that firm.  Mr. Edelman is also
                              a  partner   of   Chartwell   Hotels   Associates,
                              Chartwell  Leisure   Associates  L.P.,   Chartwell
                              Leisure  Associates  L.P.  II,  and of  certain of
                              their  respective  affiliates.  Mr.  Edelman  also
                              serves as a director of the following corporations
                              which file reports  pursuant to the Exchange  Act:
                              Avis Capital Trust and Arcadia Trust.  Mr. Edelman
                              was  Chairman  of the Board of Avis from  December
                              1998 until November 1999. Mr. Edelman's  principal
                              business  address while at Battle Fowler,  LLP was
                              Battle  Fowler,  LLP, Park Avenue  Tower,  75 East
                              55th  Street,   New  York,  New  York  10022.  Mr.
                              Edelman's principal business address is Paul, Hastings, Janofsky & Walker LLP, 75 East 55th
                              Street, New York, New York 10022.

Myra J. Biblowit              Director of Cendant since May 2000.  Ms.  Biblowit
                              has been Vice Dean for  External  Affairs  for the
                              New York University  School of Medicine and Senior
                              Vice  President  of  the  Mount  Sinai-NYU  Health
                              System  since  July  1997.  From June 1991 to June
                              1997, Ms. Biblowit was Senior Vice President,  and
                              Executive Director of the Capital Campaign for the
                              American  Museum of National  History and prior to
                              that,  served as Executive  Vice  President of the
                              Central Park  Conservancy  from 1986 to 1991.  Ms.
                              Biblowit  is  currently  a member  of the Board of
                              Directors  of the Women's  Executive  Circle,  UJA
                              Federation,  a Trustee of the Historic House Trust
                              of New York  City and a  Trustee  of the  Columbia
                              Land  Conservancy.   Mrs.  Biblowit  is  a  former
                              Director of Art Spaces and a founding  Director of
                              the City Parks Foundation. Mrs. Biblowit is also a
                              member  of  the  Women's  Forum.  Ms.   Bilbowit's
                              principal  business address is New York University
                              School of Medicine,  550 First  Avenue,  New York,
                              New York  10016.

Robert W.  Pittman            Director  of  Cendant  since  December  1997.  Mr.
                              Pittman was a Director of HFS from July 1994 until
                              December  1997.  Since  February 1998, Mr. Pittman
                              has been President and Chief Operating  Officer of
                              America  Online,  Inc.,  a  provider  of  internet
                              online  services.  From  October  1996 to February
                              1998,   Mr.   Pittman  was   President  and  Chief
                              Executive  Officer  of AOL  Networks,  a  unit  of
                              America  Online,  Inc. From September 1995 through
                              October  1996,  Mr.  Pittman  served  as the Chief
                              Executive   Officer   and   Managing   Partner  of
                              Cendant's  subsidiary,   Century  21  Real  Estate
                              Corporation.  From 1990 until  September 1995, Mr.
                              Pittman  served as President  and Chief  Executive
                              Officer  of Time  Warner  Enterprises,  a business
                              development  unit of Time  Warner Inc.  and,  from
                              1991 to September 1995, additionally,  as Chairman
                              and   Chief   Executive   Officer   of  Six  Flags
                              Entertainment Corporation, the parent of Six Flags
                              Theme Parks Inc. Mr.  Pittman serves as a Director
                              of  America  Online,  Inc.,  which  files  reports
                              pursuant  to  the  Exchange  Act.  Mr.   Pittman's
                              principal business address is America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166.

The Rt. Hon. Brian Mulroney,  Director  of  Cendant  since  December  1997.  Mr.
P.C., LL.D.                   was a  Director  Mulroney  of HFS from  April 1997
                              until  December  1997.  Mr.   Mulroney  was  Prime
                              Minister  of  Canada  from  1984  to  1993  and is
                              currently Senior Partner in the Montreal-based law
                              firm,  Ogilvy  Renault.  He is a  director  of the
                              following corporations which file reports pursuant
                              to  the  Exchange  Act:   Archer  Daniels  Midland
                              Company Inc., Barrick Gold Corporation, TrizecHahn
                              Corporation  Ltd.,  Quebecor,  Inc.  and  Quebecor
                              Printing Inc. Mr. Mulroney's principal business address is Ogilvy Renault, 1981 McGill College
                              Ave., Suite 1100, Montreal, Quebec H3A 3C1.

Shelly Z. Rosenberg           Director of Cendant since May 2000. Ms.  Rosenberg
                              has  been  Vice   Chairwoman   of   Equity   Group
                              Investments,  Inc.,  a privately  held  investment
                              company  which   controls   over  500   properties
                              throughout  the United  States,  since  January 1,
                              2000.  From  October  1994 to December  1999,  Ms.
                              Rosenberg  was   President  and  Chief   Executive
                              Officer  of Equity  Group  Investments,  Inc.  Ms.
                              Rosenberg  serves as a Director  of the  following
                              companies  which  file  reports  pursuant  to  the
                              Exchange  Act:  Anixter  International  Inc.,  CVS
                              Corporation,    Capital   Trust,   Dynergy   Inc.,
                              Manufactured   Home   Communities,   Inc.,  Equity
                              Residential  Properties  Trust and  Equity  Office
                              Property Trust. Ms. Rosenberg also currently sits on the Boards of Illinois Institute of Technology, The Chicago Network, National Partnership of Women
                              & Families,  Women's Issue Network  Foundation and
                              Rush-Presbyterian-St.  Luke's Medical Center.  Ms.
                              Rosenberg's  principal  business address is Equity
                              Group  Investments,  Inc., 2 N.  Riverside  Plaza,
                              Suite 600, Chicago, Illinois 60606.

Leonard S. Coleman            Director  of  Cendant  since  December  1997.  Mr.
                              Coleman  was a  Director  of HFS from  April  1997
                              until  December  1997.  Mr.  Coleman is  presently
                              Senior  Advisor  to  Major  League  Baseball.  Mr.
                              Coleman was  President of The  National  League of
                              Professional Baseball Clubs from 1994-1999, having
                              previously   served   since   1992  as   Executive
                              Director,   Market  Development  of  Major  League
                              Baseball.  While  president of The National League
                              of  Professional  Baseball  Clubs,  Mr.  Coleman's
                              principal  business address was National League of
                              Professional   Baseball,  245  Park  Avenue,  28th
                              Floor,  New York, New York 10167. Mr. Coleman is a
                              director  of  the  following  corporations:  Avis,
                              Owens  Corning,  The  Omnicom  Group,  New  Jersey
                              Resources, N.J. Heinz Company and Radio Unica. Mr.
                              Coleman's   principal   business  address  is  c/o
                              Cendant  Corporation,  9 West  57th  Street,  37th
                              Floor,  New  York,  New  York  10019.

Robert  E. Nederlander        Director  of  Cendant  since  December  1997.  Mr.
                              Nederlander  was a Director  of HFS from July 1995
                              to  December  1997.  Mr.   Nederlander   has  been
                              President and Director  since November 1981 of the
                              Nederlander Organization, Inc., owner and operator
                              of one of the world's largest chains of legitimate
                              theaters. Mr. Nederlander has been Chairman of the
                              Board of Riddell  Sports Inc. since April 1988 and
                              was   the   Chief   Executive   Officer   of  such
                              corporation  from 1988 through April 1, 1993. From
                              February until June 1992, Mr. Nederlander was also
                              Riddell Sports Inc.'s interim  President and Chief
                              Operating  Officer.  He  served  as  the  Managing
                              General  Partner  of the  New  York  Yankees  from
                              August 1990 until  December  1991,  and has been a
                              limited  partner since 1973. Mr.  Nederlander  has
                              been  President  since October 1985 of Nederlander
                              Television and Film Productions, Inc., Chairman of
                              the  Board  and  Chief  Executive   Officer  since
                              January 1988 of Mego Financial Corp.  ("Mego") and
                              Vice Chairman of the Board since February 1988 to early 1993 of Vacation Spa Resorts, Inc., an affiliate of Mego. Mr. Nederlander was a Director of Mego Mortgage Corp. from September 1996 until
                              June 1998.

                              Mr. Nederlander also served as Chairman of the Board of Allis-Chalmers Corp. from May 1989 to 1993 and as Vice Chairman of Allis-Chalmers Corp. from 1993 through October 1996. He is currently a Director of Allis-Chalmers Corp. In October 1996, Mr. Nederlander became a Director of New Communications, Inc., a publisher of community oriented free circulation newspapers. His principal place of business is Nederlander Organization, Inc., 1450 Broadway, 20th Floor, New York, New York 10018.

Robert F. Smith               Director of Cendant since December 1997. Mr. Smith
                              was a  Director  of HFS from  February  1993 until
                              December  1997.  From  November  1994 until August
                              1996,  Mr.  Smith  also  served as a  Director  of
                              Chartwell.  Mr. Smith is the retired  Chairman and
                              Chief Executive  Officer of American Express Bank,
                              Ltd.  ("ABEL").  He joined ABEL's parent  company,
                              the American Express Company, in 1981 as Corporate
                              Treasurer  before  moving to ABEL and  serving  as
                              Vice Chairman and Co-Chief  Operating  Officer and
                              then President  prior to becoming Chief  Executive
                              Officer.  Mr.  Smith is  currently an equity owner
                              and  Senior  Managing  Director  of Car  Component
                              Technologies,    Inc.,   an    automobile    parts
                              remanufacturer, located in Bedford, New Hampshire.
                              Mr.  Smith's  principal  business  address  is Car
                              Component Technologies,  Inc., 10 Ironhorse Drive,
                              Bedford, New Hampshire 03110.

Dr. John C. Malone            Director  of  Cendant  since  February  2000.  Dr.
                              Malone,  has been  Chairman of Liberty Media Group
                              since  1999.  Prior  to  serving  as  Chairman  of
                              Liberty  Media Group,  Dr. Malone was the Chairman
                              (1996-1999),  Chief Executive Officer (1994-1999),
                              and President (1994-1997) of  Tele-Communications,
                              Inc.,  Chief  Executive  Officer  (1992-1994)  and
                              President  (1973-1994) of TCI Communications  Inc.
                              Dr.  Malone is a Director of Liberty  Media Group,
                              The  Bank  of  New  York,   the  CATO   Institute,
                              Discovery  Communications,  Inc., BET Holdings II,
                              Inc,  At Home  Corporation  and  USANi,  LLC.  Dr.
                              Malone also is a Director of AT&T  Corporation and
                              a  Member  of  AT&T's  Governance  and  Nominating
                              Committee  and the Capital Stock  Committee  since
                              March1999.   Mr.   Malone's   principal  place  of
                              business is Liberty Media Corporation,  9197 South
                              Pioria Street, Englewood, Colorado 80112.

Cheryl D. Mills               Director of Cendant since June 2000.  Ms. Mills is
                              Senior Vice  President  for  corporate  policy and
                              public  programming  at  Oxygen  Media.  Prior  to
                              joining Oxygen Media, Ms. Mills was Deputy Counsel
                              to President Clinton.  Ms. Mills' legal experience
                              also includes serving as Associate  Counsel to the
                              President,   Deputy   General   Counsel   of   the
                              Clinton/Gore  Transition Planning Foundation,  was
                              previously  an  associate  at Hogan & Hartson LLP.
                              Ms.  Mills  is  the   co-founder  of  DCWorks,   a
                              non-profit  organization  devoted to the  academic
                              enrichment   and   interpersonal   development  of
                              underprivileged  senior  high  school  students of
                              color.  Ms. Mills currently serves on the Board of
                              the   Leadership    Conference    Education   Fund
                              (affiliated  with  the  Leadership  Conference  on
                              Civil   Rights),   the   Board  of  the   National
                              Partnership  for Women and Families,  the Stanford
                              Law School Board of  Visitors,  and the William J.
                              Clinton  Presidential  Library Foundation Board of
                              Trustees. She also serves on the Advisory Board of
                              Grassroots.com,     a    non-partisan    political
                              information and action Internet site. Ms. Mills received her Juris Doctor degree in 1990 from Stanford Law School and graduated Phi Beta Kappa from the University of Virginia in 1987. Ms.
                              Mills' principal business address is Oxygen Media, Inc., 75 Ninth Avenue, New York, New York 10011.


     To the knowledge of Cendant and PHH Corporation, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of PHH Corporation. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of PHH Corporation. Each person identified below is a United States citizen. Each director and executive officer is principally employed by Cendant and, unless otherwise indicated, each person's business address is 6 Sylvan Way, Parsippany, New Jersey 07054.

Name and Address              Present  Principal  Occupation or  Employment  and
                              Material Positions Held During the Past Five Years

James E. Buckman              Director,   Executive  Vice   President,   General
                              Counsel   and    Assistant    Secretary   of   PHH
                              Corporation, see description under "Cendant."

Stephen P. Holmes             Director  and  Executive  Vice  President  of  PHH
                              Corporation, see description under "Cendant."

Richard  A.  Smith            President  of  PHH  Corporation,  see  description
                              under "Cendant." His principal business address is 9 West 57th Street, New York, New York 10019.


Duncan  H.  Cocroft           Treasurer,  Executive  Vice  President  and  Chief
                              Financial  Officer of PHH Corporation since August
                              1999, see description  under  "Cendant."

Scott E. Forbes               Executive  Vice  President  of  PHH   Corporation.
                              Managing  Director,  Operations of Cendant  Europe
                              and Executive Vice  President,  Finance of Cendant
                              since  April  1998.  Mr.  Forbes  was  also  Chief
                              Accounting  Officer  of  Cendant  from  April 1998
                              until  November  1998.  Mr. Forbes was Senior Vice
                              President,  Finance of Cendant from  December 1997
                              until April 1998.  From August 1993 until December
                              1997,  Mr.  Forbes  was  Senior  Vice   President,
                              Finance of HFS.

Samuel  L.  Katz              Executive Vice President, Strategic Development of
                              PHH Corporation,  see description under "Cendant."


     To the knowledge of Cendant and PHH Corporation, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 4.  Terms of the Transaction

Regulation M-A
Item 1004

(a)(l)            Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", and
                  "INTRODUCTION - Proposals to be Considered at the Special Meeting" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - Reasons for Engaging in The Transaction", "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors" and "SPECIAL FACTORS--Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to the Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Special Meeting" and "THE MERGER - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(a)(2)(vi) The information set forth in Proxy Statements under the captions "SUMMARY TERM SHEET - Accounting Treatment" and "THE MERGER - Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY - Material U.S. Federal Income Tax Consequences" and "SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger to the Stockholders."

(c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION - Proposals to be Considered at the Special Meeting", "INTRODUCTION - Voting Rights; Vote Required for Approval" and "THE MERGER - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY - Appraisal Rights " and "THE MERGER - Appraisal Rights" is incorporated herein by reference.

(e)               None.

(f)               Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements

Regulation M-A
Item 1005

(a)(1) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Interests of our Directors and Executive Officers in the Merger", "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Interests of our Directors and Executive Officers in the Merger", "INTRODUCTION - Voting Rights; Vote Required for Approval", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" is incorporated herein by reference. The information set forth in Exhibit (d)(1) and Exhibit (d)(2) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A
Item 1006

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Special Meeting", "SPECIAL FACTORS - Purpose and Structure of the Merger", "SPECIAL FACTORS - Certain Effects of the Merger; Plans or Proposals After the Merger", and "THE MERGER - The Merger Agreement - Consideration to be Received by the Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Effects of the Merger",
                  "SPECIAL FACTORS - Certain Effects of the Merger; Plans or Proposals After the Merger", "SPECIAL FACTORS - Interest of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A
Item 1013

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Reasons for Engaging in the Transaction", "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Opinion of Morgan Stanley", "SPECIAL FACTORS - Reasons for the Recommendations of the Special Committee and our Board Directors" and "SPECIAL FACTORS - Purpose and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Reasons for Engaging in the Transaction", "SUMMARY TERM SHEET - Recommendations of the Special Committee and our Board Directors", "SUMMARY TERM SHEET - Opinion of Morgan Stanley", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Reasons for the Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS - Cendant's Position as to Fairness of the Merger; Cendant's Reasons for the Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - Effects of the Merger", "SUMMARY TERM SHEET - Opinion of Morgan Stanley", "SUMMARY TERM SHEET - Interests of our Directors and Executive Officers in the Merger", "SUMMARY TERM SHEET - Material U.S. Federal Income Tax Consequences", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS
                  - Reasons for the Recommendation of the Special Committee and our Board of Directors", "SPECIAL FACTORS - Purpose and Structure of the Merger", "SPECIAL FACTORS - Certain Effects of the Merger; Plans or Proposals After the Merger", "SPECIAL FACTORS - Certain Relationships between Cendant and Avis", "SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger to the Stockholders" and "THE
                  MERGER - The Merger Agreement" is incorporated herein by reference.

Item 8.  Fairness of the Transaction

Regulation M-A
Item 1014

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - Reasons for Engaging in the Transaction", "SUMMARY TERM SHEET - Recommendations of the Special Committee of our Board of Directors", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Opinion of Morgan Stanley", "SPECIAL FACTORS - Reasons for the Recommendation of the Special Committee and our Board of Directors", "SPECIAL FACTORS - Our Forecasts", "SPECIAL FACTORS - Avis' Position as to the Fairness of the Merger" and "SPECIAL FACTORS - Cendant's Position as to Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - The Special Meeting", "INTRODUCTION - Voting Rights; Vote Required for Approval" and "THE MERGER - The Merger Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Reasons for the Recommendation of the Special Committee and our Board of Directors" and "SPECIAL FACTORS - Cendant's Position on the Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Reasons for the Recommendations of the Special Committee and Board of Directors", "SPECIAL FACTORS - Avis' Position as to Fairness of the Merger" and "SPECIAL FACTORS - Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to Fairness of Merger; Cendant's Reason for the Merger" is incorporated herein by reference.

(f)               Not applicable.

Item 9.   Reports, Opinions, Appraisals and Negotiations

Regulation M-A
Item 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Merger", "SUMMARY TERM SHEET - Opinion of Morgan Stanley", "SPECIAL FACTORS - Opinion of Morgan Stanley", "SPECIAL FACTORS - Reasons for Recommendations to the Special Committee and our Board of Directors", "SPECIAL FACTORS - Our Forecasts", "SPECIAL FACTORS - Avis' Position as to the Fairness of the Merger", "SPECIAL FACTORS - Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to Fairness of the Merger; Cendant's Reasons for the Merger", "MERGER - Financing of the Merger; Fees and Expenses of the Merger", "OTHER MATTERS - Preliminary Presentation by Bear Stearns" and "OTHER MATTERS - Preliminary Presentations by Lehman Brothers" is incorporated herein by reference. The full text of the written opinion of Morgan Stanley, dated November 10, 2000, is attached to the Proxy Statement as Appendix B. The written materials presented by Morgan Stanley to the Special Committee on November 9, 2000 and to the Avis Board of Directors on November 10, 2000 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference. The written materials presented by Bear Stearns to the Special Committee on September 18, 2000 are set forth as Exhibit (c)(3) hereto and are incorporated herein by reference. The written materials presented by Leman Brothers to the Special Committee on September 14, 2000 and on October 17, 2000, respectively, are set forth as Exhibits (c)(4) and (c)(5), respectively, hereto and are incorporated herein by reference.

Item 10.  Source and Amount of Funds or Other Consideration

Regulation M-A
Item 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET- Financing of the Merger" and "THE MERGER - Financing of the Merger" is incorporated herein by reference.

Item 11.   Interest in the Subject Company Securities

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET - Interests of our Directors and Executive Officers in the Merger", "INTRODUCTION - Voting Rights; Vote Required for Approval", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger", "SPECIAL FACTORS - Certain Relationships between Cendant and Avis" and "OTHER MATTERS - Security Ownership of Certain Beneficial Owners and Management", is incorporated herein by reference.

(b)(1)-(5) The information set forth in the Proxy Statement under the caption "OTHER MATTERS - Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

Regulation M-A
Item 1012

(d) The information set forth in the Proxy Statement under the captions "INTRODUCTION - Voting Rights; Vote Required for Approval" and "SPECIAL FACTORS - Avis' Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendations of the Special Committee and the Board of Directors", "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Reasons for the Recommendations of the Special Committee and the Board of Directors", "SPECIAL FACTORS - Avis' Position as to the Fairness of the Merger" and "SPECIAL FACTORS - Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to the Fairness of the Merger; Cendant's Reasons for the Merger" incorporated herein by reference.

Item 13.   Financial Statements

Regulation M-A
Item 1010

(a) The information set forth in the Proxy Statement under the captions "INTRODUCTION - Our Selected Financial Information", "INTRODUCTION - Consolidated Ratio of Earnings to Fixed Charges and Book Value Per Share" and "OTHER MATTERS - Information Incorporated by Reference" is incorporated herein by reference.

(b)               Not applicable.

Item 14.  Person/Assets, Retained, Employed, Compensated or Used

Regulation M-A
Item 1009

(a)-(b) The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION - Solicitation of Proxies", "SPECIAL FACTORS - Opinion of Morgan Stanley", "SPECIAL FACTORS - Avis' Position as to the Fairness of the Merger" and "THE MERGER - Financing of the Merger" is incorporated herein by reference.

Item 15.  Other Material Information

Regulation M-A
Item 1011

(b)               The   information   set  forth  in  the  Proxy  Statement  and
                  appendices thereto is incorporated by reference herein.

Item 16.  Exhibits

Regulation M-A
Item 1016

(a) Preliminary Proxy Statement of Avis dated November 28, 2000 is incorporated by reference herein.

(b)               Not applicable.

(c)(1) Opinion of Morgan Stanley, dated November 10, 2000 (attached as Appendix B to the Proxy Statement and incorporated by reference herein).

(c)(2) Materials presented by Morgan Stanley to the Special Committee on November 9, 2000 and to the Avis Board of Directors on November 10, 2000.

(c)(3) Materials presented by Bear, Stearns & Co. Inc. to the Special Committee on September 18, 2000.

(c)(4)            Materials   presented  by  Lehman   Brothers  to  the  Special
                  Committee on September 14, 2000.

(c)(5)            Materials   presented  by  Lehman   Brothers  to  the  Special
                  Committee on October 17, 2000.

(d)(1) Stockholders' Agreement, dated as of June 30, 1999, among Avis Rent-A-Car, Inc., Avis Fleet Leasing and Management Corporation and PHH Corporation (incorporated by reference to the Registration Statement on Form S-4, File No. 333-86269 filed by Avis Group Holdings, Inc.).

(d)(2) Registration Rights Agreement, dated as of June 30, 1999, among Avis Rent-A-Car Inc., Avis Fleet Leasing and Management Corporation, PHH Corporation and PHH Holdings Corporation (incorporated by reference to the Registration Statement on Form S-4 333-86269 filed by Avis Group Holdings, Inc.).

(f) Section 262 of the Delaware General Corporation Law included as Appendix C to the Proxy Statement and incorporated by reference herein.

(g)               Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                  AVIS GROUP HOLDINGS, INC.



                                  By: /s/ Karen C. Sclafani
                                      ------------------------------------------
                                      Name:  Karen C. Sclafani
                                      Title: Vice President, General Counsel
                                             and Secretary


                                  CENDANT CORPORATION



                                  By: /s/ James E. Buckman
                                      ------------------------------------------
                                      Name:  James E. Buckman
                                      Title:  Vice Chairman, General Counsel
                                              and Assistant Secretary


                                  PHH CORPORATION



                                  By: /s/ James E. Buckman
                                     -------------------------------------------
                                     Name: James E. Buckman
                                     Title: Executive Vice President,
                                            General Counsel and Assistant
                                            Secretary


Dated: January 26, 2001